PEROT SYSTEMS CORPORATION

2300 W. Plano Parkway
Plano, Texas 75075
(972) 577-0000

October 2, 2009

To Our Stockholders:

On behalf of the Board of Directors of Perot Systems Corporation (“Perot Systems”), I am pleased to inform you that Perot Systems has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 20, 2009, with Dell Inc., a Delaware corporation (“Dell”), and DII-Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell. Under the terms of the Merger Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase and related materials enclosed with this letter, the Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems at a purchase price of $30.00 per Share (such price, or any higher per Share price paid in the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes. Unless subsequently extended, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, November 2, 2009.

The closing of the Offer is conditioned upon, among other things, that there is validly tendered (and not properly withdrawn) at least 66 2/3% of the total outstanding Shares calculated as described in the enclosed Schedule 14D-9. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into Perot Systems (the “Merger”), and Perot Systems will survive the Merger as an indirect, wholly-owned subsidiary of Dell. In the Merger, all then outstanding Shares (other than Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares held by Perot Systems, Dell or the Purchaser or any of their respective subsidiaries) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding or stock transfer taxes.

The Perot Systems Board of Directors recommends that the stockholders of Perot Systems accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger. In addition, the Perot Systems Board of Directors has, among other things, (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Perot Systems and its stockholders, and declared the Merger Agreement advisable; and (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

In arriving at its recommendations, the Perot Systems Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to the Purchaser in the Offer. These documents set forth the terms and conditions of the Purchaser’s Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Sincerely yours,

Ross Perot, Jr.
Chairman